SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the25th September, 2003

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No ___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date: September 26, 2003

s.   Hermann Derbuch

  Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release

                           For immediate release

Twin Mining’s newly discovered kimberlite bodies are diamondiferous

Toronto, Ontario, (September 25, 2003) Twin Mining Corporation (“Twin Mining”) (TWG-TSX) announces  the recovery of 13 diamonds and favorable diamond indicator mineral chemistry from 3 samples totaling 50.5 kg.  The samples  were  collected  from  three areas  of  frost  boil surfaces on the newly  discovered  Jackson Inlet kimberlite bodies stretching over a distance of 1.7 km (see press release August 26, 2003) between and beyond the diamondiferous Freightrain and Cargo1 pipes.

SGS Lakefield Research Limited (“SGS Lakefield”) analyzed the samples. Diamond indicator minerals were extracted from two of the three samples, one was analyzed for diamond content only. All three samples contained diamonds. SGS Lakefield’s report states that "highly depleted sub-calcic Cr-pyrope garnet (G10) and rare high-pressure eclogitic garnet, which are associated with diamonds and occur as inclusions in diamonds, are present, as is mantle ilmenite. Mantle ilmenite compositions indicate that diamond will be highly preserved, if present."

"Pressures and temperatures calculated using single clinopyroxene geothermometry for clinopyroxene grains that are interpreted to have equilibrated with garnet in garnet lherzolite, indicate that all of these clinopyroxenes and host kimberlites erupted from within the diamond stability field. Calculated pressures and temperatures form a linear array coincident with a relatively cool 35 to 40 mW/m2 conductive geotherm similar to that of geothermal arrays for kimberlites from the Slave province in Canada."

“With these results we now have proof of the potential of the newly discovered system. It is significant for the Jackson Inlet exploration work that prospecting, rather than ground magnetic surveying, discovered kimberlite peripheral to the magnetically responsive Cargo1 pipe. Kimberlite fragments were discovered on frost boil surfaces, particularly above and in the vicinity of a tan colored soil similar to that which is prominent at Freightrain and at several points along the 1.7 km of the corridor. The variability in magnetic detection of kimberlite is consistent with the experience at Freightrain where not all lobes are reflected as magnetic anomalies” states Dallas Davis, Twin Mining’s Consultant – Diamonds. “We need to do a lot more detailed work to uncover the real magnitude of this exciting discovery which has significant implications not only to the immediate area of the Freightrain – Cargo1 pipes but also to the entire 1.3 million acre land package owned 100% by Twin Mining.”

Mr. Dallas Davis, P.Eng., is Twin Mining’s “Qualified Person for all geological aspects for Twin Mining’s Jackson Inlet diamond exploration program as defined by National Instrument 43-101”.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

For further information contact:  Hermann Derbuch, P.Eng.,

         Chairman, President & CEO

                                                          Tel.: (416) 777-0013   Fax: (416) 777-0014

                                                          E-mail: info@twinmining.com